Filed pursuant to Rule 433

November 28, 2012

Relating to

Preliminary Prospectus Supplement dated November 28, 2012 to

Prospectus dated April 19, 2012

Registration Statement No. 333-180833

KIMCO REALTY CORPORATION

7,000,000 DEPOSITARY SHARES

EACH REPRESENTING 1/1000 OF A SHARE OF 5.625% CLASS K

CUMULATIVE REDEEMABLE PREFERRED STOCK

FINAL TERM SHEET

Issuer:	Kimco Realty Corporation

Securities Offered:	Depositary shares each representing 1/1000 of a share of 5.625% Class K cumulative redeemable preferred stock

Transaction Size:	7,000,000 depositary shares

Over-Allotment Option:	1,050,000 depositary shares

Public Offering Price:	$25.00 per depositary share

Type of Security:	SEC Registered

Expected Ratings*:	Moody’s: Baa2 (Stable), S&P: BBB- (Stable), Fitch: BBB- (Stable)

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption right on or after December 7, 2017)

Redemption:

The Class K preferred stock and the depositary shares representing the Class K preferred stock are not redeemable until December 7, 2017. On or after December 7, 2017, such shares may be redeemed for cash at the Issuer’s option, in whole or in part, at a redemption price of $25,000.00 per share of the Class K preferred stock (equal to $25.00 per depositary share), plus any accrued and unpaid dividends to, but excluding, the date of redemption

Aggregate Liquidation Preference:	$175,000,000 ($25,000.00 per share of Class K preferred stock, equivalent to $25.00 per depositary share)

Dividend Rate (Cumulative):

Subject to authorization by the Issuer’s Board of Directors and declaration by the Issuer, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2013 at the rate of 5.625% of the $25,000.00 liquidation preference per year, or $1,406.25 per year per share of Class K preferred stock (equal to $1.40625 per year per depositary share), and accruing from, and including, December 7, 2012

No full dividends shall be authorized or paid or set apart for payment on any class or series of equity securities ranking, as to dividends, on a parity with or junior to the Class K preferred stock unless full cumulative dividends have been or contemporaneously are authorized and paid or a sum sufficient for the payment thereof set apart for that payment on the Class K preferred stock for all past dividend periods and, except for the period from, and including, the initial issue date of the Class K preferred stock through January 15, 2013, the then current dividend period.

Purchase Price by Underwriters:	$24.2125 per depositary share sold to retail accounts and $24.50 per depositary share sold to institutional accounts

Net Proceeds to Issuer (before expenses):	Approximately $169.7 million (not including the underwriters’ over-allotment option) after deducting the underwriting discount

Use of Proceeds:

The Issuer intends to use the net proceeds for general corporate purposes, including (i) funding towards the repayment of its $198.9 million principal amount of 6% Senior Unsecured Notes due November 30, 2012 and (ii) to reduce borrowings under its revolving credit facility maturing October 2015.

Settlement Date:	December 7, 2012 (T+7)

CUSIP Number:	49446R745

ISIN Number:	US49446R7456

Listing:	The Issuer intends to file an application with the NYSE and, if approved, trading is expected to begin within 30 days after the Settlement Date

Joint Book-Bookrunning Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:	J.P. Morgan Securities LLC RBC Capital Markets Corporation

Co-Managers:	Credit Suisse Securities (USA) LLC Raymond James & Associates, Inc. BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. Piper Jaffray & Co. Barclays Capital Inc.

*   A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus dated April 19, 2012 as supplemented by a preliminary prospectus supplement dated November 28, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, this communication and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, (ii) Citigroup Global Markets Inc., toll-free at 1-800-831-9146, (iii) UBS Securities LLC, toll-free at 1-877-827-6444, ext. 561-3884, or (iv) Wells Fargo Securities, LLC, toll-free at 1-800-326-5897.

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